Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT



The Contract and Certificate are hereby endorsed as follows:



I.   Elimination of the Guaranteed Accumulation Account Investment Option

     Any reference in the Contract and Certificate to the Guaranteed Accumulation Account, GA Account or GAA not otherwise eliminated by this endorsement shall be of no effect.

     In Contract Schedule I:

     Delete the section entitled Guaranteed Accumulation Account (GA Account).

     Move the section entitled Withdrawal Fee under Separate Account and GA Account to the section entitled Separate Account. Delete the heading Separate Account and GA Account.

     Replace the section heading Separate Account, GA Account and Fixed Plus Account with the heading Separate Account and Fixed Plus Account.

     Definitions:

     The following sections are deleted: paragraph b) under Current Value; Deposit Period; Guaranteed Accumulation Account (GA Account); GA Account Guaranteed Interest Rate; Guaranteed Term (Term); Market Value Adjustment (MVA); Matured Term Value; Matured Term Value Transfer; Maturity Date; Nonunitized Separate Account; and Reinvestment.

     Contributions, Current Value and Withdrawal Provisions:

     The following sections are deleted: paragraph b) under Net Contribution(s); Market Value Adjustment (MVA); subparagraph 2) in paragraph a) under Notice to the Contract Holder; paragraph c) under Withdrawals; and Withdrawals From the GA Account.



II.  Loan Provision Revisions

     In the section entitled Loans:

     Replace the Earned interest paragraph with the following:

              c) Earned interest: The Loan Account, unless the loan is in default, is credited with interest at a rate which is not less than the Loan Interest Rate, less 3%, on an annual basis. Unless the Loan is in default, interest credited to the Loan Account will never be less than 3%.

     Replace the Loan payment default section with the following:

              i) Loan default: If Aetna does not receive a loan payment when due, the defaulted payment is treated as follows:

                  1) If the amount of the vested Individual Account Current Value available for distribution is sufficient to repay
                      (a) the defaulted payment, plus (b) any applicable Fixed Plus Account default charge, plus (c) any surrender fee due on the defaulted payment, that amount is deducted from the vested Individual Account Current Value.

                  2) If the amount of the vested Individual Account Current Value available for distribution is not sufficient to repay (a) the outstanding loan balance, plus (b) any applicable Fixed Plus Account default charge, plus (c) any surrender fee due on the outstanding loan balance, then, to the extent that any vested Individual Account Current Value is available for distribution, it will be surrendered and used to reduce the amounts in (a), (b) and
                      (c), respectively. After default, the Loan Account will continue to be maintained but will not earn interest and interest will not be charged on the outstanding loan balance. At such time that all outstanding amounts have been surrendered from the vested Individual Account Current Value the loan will be canceled.

E1OMNI97
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Endorsed and made a part of the Contract and Certificate on the effective date of the Contract.


                                    /s/Daniel Kearney
                                    ---------------------------------
                                    President